Exhibit 16.1

Ernst & Young LLP 155 North Wacker Drive Chicago, Illinois 60606-1787 Tel: (312) 879-2000 Fax: (312) 879-4000 www.ey.com

May 14, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K/A filed on May 14, 2013, of Akorn, Inc. and are in agreement with the statements contained in Item 4.01(a) paragraphs one through six and the first sentence of Item 4.01(b). We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph on Item 4.01(a), we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2012 financial statements.

/s/ Ernst & Young LLP